UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2016

Commission File Number 001-33042

Rosetta Genomics Ltd.
(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Rosetta Genomics Ltd.

The unaudited condensed interim consolidated financial statements of Rosetta Genomics Ltd. (the “Company”) and its subsidiaries as of and for the six months ended June 30, 2016 are filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein. A copy of the press release issued by the Company on September 26, 2016 is filed as Exhibit 99.2 to this Form 6-K and incorporated by reference herein.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-163063, 333-171203, 333-172655, 333-177670, 333-185338, 333-207697 and 333-210366.

Exhibits

Exhibit
Number	Description of Exhibit
99.1	Unaudited Condensed Interim Consolidated Financial Statements as of and for the six months ended June 30, 2016.
99.2	Press Release dated September 26, 2016.
101	The following materials from Exhibit 99.1 to this Report on Form 6-K formatted in XBRL (eXtensible Business Reporting Language): (i) the Condensed Interim Consolidated Balance Sheets, (ii) the Condensed Interim Consolidated Statements of Loss, (iii) the Condensed Interim Consolidated Statements of Changes in Shareholders' Equity, (iv) the Condensed Interim Consolidated Statements of Cash Flows, and (v) Notes to Condensed Interim Consolidated Financial Statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: September 26, 2016	By:	/s/ Ron Kalfus
Ron Kalfus Chief Financial Officer